Filed Pursuant to Rule 424(b)(3)

Registration No. 333-207115

Prospectus Supplement No. 13

(to Prospectus dated November 24, 2015)

Shares of Common Stock Underlying

$5,500,000 Senior Secured Convertible Debentures and Series B Warrants

This prospectus supplement supplements the prospectus dated November 24, 2015 (the “Prospectus”), which relates to the resale of up to 511,123 (post-split) shares of our common stock to be offered by the selling stockholders including 404,412 (post-split) shares of common stock upon the conversion of outstanding senior secured convertible debentures in the amount of $5,500,000 (“Debentures”), and up to 106,711 (post-split) shares of common stock upon the exercise of Series B Warrants.

This prospectus supplement incorporates into our Prospectus the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 20, 2016.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock is listed on Nasdaq Capital Market under the symbol “KOOL.” The warrants will not be listed or quoted on any trading market. On June 29, 2016, the last reported sale price of our common stock on the Nasdaq Capital Market was $2.93 per share.

Investing in our common stock is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties in the section entitled “Risk Factors” beginning on page 4 of this prospectus before making a decision to purchase our stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 30, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 14, 2016

CESCA THERAPEUTICS INC.

(Exact name of registrant as specified in its charter)

Delaware	000-16375	94-3018487
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2711 Citrus Road

Rancho Cordova, California 95742

(Address and telephone number of principal executive offices) (Zip Code)

(916) 858-5100

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Principal Officers.

On June 14, 2016, Mark N.K. Bagnall accepted the invitation of the Board of Directors of Cesca Therapeutics Inc. (the “Company”) to join its Board of Directors (the “Board”), effective July 1, 2016. On May 27, 2016, the Board approved increasing the size of the Board to (6) members immediately prior to the effectiveness of Mr. Bagnall joining the Board, with Mr. Bagnall filling such vacancy. Mr. Bagnall is expected to be appointed to one or more committees of the Board at future meetings, but currently serves on no committee.

Mr. Bagnall is the Co-Founder of Naia Pharmaceuticals, an international drug development company founded to create high-value biotechnology companies, and has served as a director and as the Chief Financial Officer and Chief Operating Officer since 2014. From 2009 to 2012 Mr. Bagnall served as the Chief Financial Officer and then as the President, Chief Executive Officer and as a director of GenturaDx, Inc. Mr. Bagnall received his B.S. in Business Administration from Berkeley Business School and is a Certified Public Accountant.

Currently, in addition to serving on the board of directors for Naia Pharmaceuticals, Mr. Bagnall serves as a director on the board and as Chairman of the Audit Committee for Ativa Medical and Chairman of the board for XCR Diagnostics. Mr. Bagnall was a director and the Chairman of the Audit Committee of VIA Pharmaceuticals from 2008 to 2011.

Mr. Bagnall will receive an annual Board retainer of $35,000, to be paid in quarterly installments, and will also receive a nonqualified stock option grant of 1,250 shares. The options will have a seven year life and vest monthly over one year.

Mr. Bagnall has not previously held any positions with the Company. Mr. Bagnall has no family relationships with any director or executive officer of the Company, or persons nominated or chosen by the Company to become directors or executive officers.

The Company is not aware of any transaction in which Mr. Bagnall has an interest requiring disclosure under Item 404(a) of Regulation S-K, and there are no other arrangements or understandings between management and Mr. Bagnall with respect to his appointment as a director.

For more information, see the Press Release attached as Exhibit 99.1.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

Exhibit No.     Exhibit Description

99.1     Press release, titled “Cesca Therapeutics Appoints Mark Bagnall To Its Board of Directors” dated June 20, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cesca Therapeutics Inc.
a Delaware Corporation

Dated: June 20, 2016	/s/ Robin Stracey
Robin Stracey, Chief Executive Officer

Exhibit 99.1

CESCA THERAPEUTICS APPOINTS MARK BAGNALL TO ITS BOARD OF DIRECTORS

RANCHO CORDOVA, CA, June 20, 2016 -- Cesca Therapeutics Inc. (NASDAQ: KOOL), an autologous cell-based regenerative medicine company, today announced that Mr. Mark Bagnall has been appointed to the Company’s Board of Directors, effective July 1, 2016.

“I am excited about joining Cesca’s Board of Directors and look forward to working with the Board and leadership team to help guide the Company as they continue to develop their novel cell-based therapies,” commented Mark Bagnall. “I believe that Cesca can make a significant impact in the field of regenerative medicine as they advance their clinical trial activities.”

Mr. Bagnall has more than 20 years of experience in senior management positions in both public and private biotechnology companies, during which time he has successfully negotiated and managed multiple M&A transactions, raised more than $250 million in equity and debt financings, and completed numerous licensing agreements.

Mr. Bagnall is the Co-Founder of Naia Pharmaceuticals where he currently serves as Director, Chief Financial Officer and Chief Operating Officer. He serves as Chairman of the Board of XCR Diagnostics and as a director on the Board of Directors of Ativa Medical. Prior to founding Naia, Mr. Bagnall served as President, Chief Executive Officer and a member of the Board of Directors of GenturaDx, a global molecular diagnostics company, until its successful sale to Luminex Corporation in 2012. He has also served as the Executive Vice president and member of the Board of Directors of ADVENTRX Pharmaceuticals.

“We are pleased to have Mark join our Board of Directors. His wide breadth of experience both as a CEO and CFO, in parallel with his entrepreneurial background, will be invaluable as we seek to position the Company as a leader in autologous cell-based therapies,” stated Craig Moore, Cesca’s Chairman. “With the recent submission of the IDE supplement for our pivotal CLI trial, it is critical that we continue to strategically plan for the anticipated launch of our revamped trial.”

About Cesca Therapeutics Inc.

Cesca Therapeutics Inc. (www.cescatherapeutics.com) is engaged in the research, development, and commercialization of cellular therapies and delivery systems for use in regenerative medicine. The Company is a leader in the development and manufacture of automated blood and bone marrow processing systems that enable the separation, processing and preservation of cell and tissue therapeutics. These include:

●

The SurgWerks™ System (in development) - a proprietary system comprised of the SurgWerks Processing Platform, including devices and analytics, and indication-specific SurgWerks Procedure Kits for use in regenerative stem cell therapy at the point-of-care for vascular and orthopedic diseases.

●	The CellWerks™ System (in development) - a proprietary cell processing system with associated analytics for intra-laboratory preparation of adult stem cells from bone marrow or blood.
●	The AutoXpress® System (AXP®) - a proprietary automated device and companion sterile disposable for concentrating hematopoietic stem cells from cord blood.
●	The MarrowXpress™ System (MXP™) - a derivative product of the AXP and its accompanying sterile disposable for the isolation and concentration of hematopoietic stem cells from bone marrow.
●	The BioArchive® System - an automated cryogenic device used by cord blood banks for the cryopreservation and storage of cord blood stem cell concentrate for future use.
●	Manual bag sets for use in the processing and cryogenic storage of cord blood.

Forward-Looking Statements and Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

This press release includes statements of future expectations and other forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current views and assumptions, speak only as of the date hereof and are subject to change. Forward-looking statements can often be identified by words such as “may,” “could,” “potential,” “continue,” and similar expressions and include, but are not limited to, statements regarding research and product commercialization. These forward-looking statements are not guarantees of future results and are subject to known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially and adversely from those expressed or implied in such statements. A more complete description of risks that could cause actual events to differ from the outcomes predicted by these forward-looking statements is set forth under the caption "Risk Factors" in the Company’s Annual Report on Form 10-K, in its Quarterly Reports on Form 10-Q, and in other reports filed with the Securities and Exchange Commission from time to time. Readers should consider each of those factors when evaluating the forward-looking statements. Cesca undertakes no obligation to revise or update publicly any forward-looking statements for any reason, except as required by law.

Company Contact: Cesca Therapeutics Inc.

ir@cescatherapeutics.com

Investor Contact: The Ruth Group

Lee Roth / Tram Bui

646-536-7012 / 7035

lroth@theruthgroup.com / tbui@theruthgroup.com